Seagate Technology plc

10200 S. De Anza Blvd.

Cupertino, CA 95014

Patrick J. O’Malley
Executive Vice President and Chief Financial Officer
Telephone: 408-658-1350
Fax: 408-658-1772
Email: Pat.J.O’Malley@seagate.com

January 18, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:     Seagate Technology plc

Form 10-K for the fiscal year ended June 29, 2012

Filed August 8, 2012

File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology plc (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission, the responses set forth below to the comment letter dated January 9, 2013 from the Staff regarding the filing listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Fiscal Year Ended June 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

1.     We have reviewed your response to prior Comment 3 and your proposed disclosure.  While we note that you intend to permanently reinvest such funds outside of Ireland and that these funds are not considered a main source of liquidity for funding Irish operations, we continue to believe you should consider providing enhance[d] liquidity [disclosure] to disclose the amount of cash held by non-Irish subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings.  As part of your response, please quantify the amount of cash and cash equivalents held in foreign subsidiaries that you intend to permanently reinvest earnings.

Response:

We intend to include disclosure in the Liquidity and Capital Resources section of our MD&A in future annual filings to address the Staff’s comment.  Had we included such disclosure in our Form 10-K for the fiscal year ended June 29, 2012, it would have been similar to the following:

“As of June 29, 2012, cash and cash equivalents held by non-Irish subsidiaries was $1.7 billion. This amount is potentially subject to taxation in Ireland upon repatriation by means of a dividend into our Irish parent. However, it is our intent to indefinitely reinvest earnings of non-Irish subsidiaries outside of Ireland and our current plans do not demonstrate a need to repatriate such earnings by means of a taxable Irish dividend.  Should funds be needed in the Irish parent company and should we be unable to fund parent company activities through means other than a taxable Irish dividend, we would be required to accrue and pay Irish taxes on such dividend.”

In connection with the foregoing response, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Patrick J. O’Malley, Executive Vice President and Chief Financial Officer, at 408-658-1350 or Kenneth M. Massaroni, Executive Vice President, General Counsel, Chief Administrative Officer and Company Secretary, at 408-658-1280.

Sincerely,

/s/ Patrick J. O’Malley
Patrick J. O’Malley
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	Stephen J. Luczo
Chairman, President and Chief Executive Officer (Principal Executive Officer)

cc:	Kenneth M. Massaroni
Executive Vice President, General Counsel, Chief Administrative Officer and Company Secretary

cc:	David H. Morton
Vice President, Finance and Treasurer (Principal Accounting Officer)